                                        Filed Pursuant to Rule 424(b)(3) and (c)
                                                   Commission File No. 333-51487



                                 760,445 SHARES


                              CISCO SYSTEMS, INC.

                                  COMMON STOCK


     This prospectus relates to the public offering, which is not being underwritten, of 760,445 shares of our common stock which is held by some of our current shareholders and optionholders.



     The prices at which such shareholders and optionholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.



     Our common stock is quoted on the Nasdaq National Market under the symbol "CSCO." On November 18, 1998, the average of the high and low price for the common stock was $72.875.


                            ------------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                            ------------------------


                The date of this prospectus is November 20, 1998

                      WHERE YOU CAN FIND MORE INFORMATION



     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://ittinfo.com or at the SEC's web site at http://www.sec.gov.



     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.



          (a) Annual Report on Form 10-K for the year ended July 25, 1998, filed September 25, 1998, including certain information in Cisco's Definitive Proxy Statement in connection with Cisco's 1998 Annual Meeting of Shareholders and certain information in Cisco's Annual Report to Shareholders for the fiscal year ended July 25, 1998;



          (b) Cisco's Current Reports on Form 8-K filed October 13, 1998 and November 20, 1998, respectively;



          (c) The description of Cisco common stock contained in its registration statement on Form 8-A filed January 8, 1990, including any amendments or reports filed for the purpose of updating such descriptions; and



          (d) The description of Cisco's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on June 11, 1998, including any amendments or reports filed for the purpose of updating such description.



     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:



          Larry R. Carter


          Senior Vice President, Chief Financial Officer and Secretary


          Cisco Systems, Inc.


          255 West Tasman Drive


          San Jose, CA 95134


          408-526-4000



     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.


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

                                  THE COMPANY

     Cisco's principal executive offices are located at 255 West Tasman Drive, San Jose, California 95134. Cisco's telephone number is (408) 526-4000.

                              PLAN OF DISTRIBUTION

     Cisco is registering all 760,445 shares on behalf of certain selling shareholders. All of the shares either originally were issued by us or will be issued upon exercise of options to acquire shares of our common stock in connection with our acquisition of American Internet Corporation. We merged with American Internet Corporation and we were the surviving corporation. Cisco will receive no proceeds from this offering. The Selling Shareholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "Selling Shareholders") may sell the shares from time to time. The Selling Shareholders will act independently of Cisco in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     - an exchange distribution in accordance with the rules of such exchange,

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

     The Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Shareholders have advised Cisco that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders. Cisco will make copies of this prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     Cisco will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such Selling Shareholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which such shares were sold,

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     - other facts material to the transaction.

     In addition, upon being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, Cisco will file a supplement to this prospectus.

     Cisco will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares owned by each of the Selling Shareholders. None of the Selling Shareholders has had a material relationship with Cisco within the past three years other than as a result of the ownership of the shares or other securities of Cisco. No estimate can be given as to the amount of shares that will be held by the Selling Shareholders after completion of this offering because the Selling Shareholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below.

                                                  NUMBER OF SHARES    PERCENT OF     NUMBER OF SHARES
                                                    BENEFICIALLY      OUTSTANDING     REGISTERED FOR
          NAME OF SELLING SHAREHOLDER                  OWNED            SHARES        SALE HEREBY(1)
          ---------------------------             ----------------    -----------    ----------------
Alex d'Arbeloff.................................        6,357            *                 6,357
Andrew H. Sudduth...............................        1,134            *                 1,134
Arthur Garofalo.................................          625            *                   625
Barbara Kilpatrick..............................           15            *                    15
Brad Parker.....................................       41,530            *                41,530
Caesar Naples IV................................          359            *                   359
Carlos W. Smith.................................          234            *                   234
Charles River Partnership VII(2)................      278,246            *               278,246
Cheng Wu........................................          312            *                   312
Commonwealth Capital Ventures L.P. .............      100,790            *               100,790
Corinne C. Howard...............................          136            *                   136
David E. Jabs...................................        7,529            *                 7,529
David H. Kaufman................................        1,026            *                 1,026
Elizabeth B. Walker.............................           46            *                    46
Elysabeth J. Spiezio............................            9            *                     9
Eric T. Farrish.................................          136            *                   136
Frederic D. Shea................................        1,075            *                 1,075
Gardner Hendrie.................................       11,242            *                11,242
Gregory D. Nicastro.............................          625            *                   625
James P. Masciarelli............................        2,519            *                 2,519
John Pearce.....................................           62            *                    62
John R. Dunning.................................          107            *                   107
Jon Dreyer......................................          218            *                   218
Kenneth E. Kinnear, Jr. ........................        1,032            *                 1,032
Mark J. Stapp...................................          238            *                   238
Matrix Partners IV, L.P.(3).....................      206,644            *               206,644
Matrix IV Entrepreneurs Fund L.P.(4)............       10,875            *                10,875
Michael Normile.................................          273            *                   273
Paul G. Fox.....................................        1,290            *                 1,290
Peter Brumme....................................          625            *                   625
Peter Stephen Heitman...........................        1,603            *                 1,603
Rajeev Rana.....................................          273            *                   273
Robert T. Brennan...............................        2,346            *                 2,346
Sheryl Schultz..................................          215            *                   215
Steven Finn.....................................        2,810            *                 2,810
The Throop Wilder Trust for Charlotte Wilder....        5,005            *                 5,005
Throop Wilder...................................       51,307            *                51,307
William J. Brennan..............................        1,603            *                 1,603

                                                  NUMBER OF SHARES    PERCENT OF     NUMBER OF SHARES
                                                    BENEFICIALLY      OUTSTANDING     REGISTERED FOR
          NAME OF SELLING SHAREHOLDER                  OWNED            SHARES        SALE HEREBY(1)
          ---------------------------             ----------------    -----------    ----------------
Rayan Zacharissen...............................          908            *                   908
Lighthouse Capital Partners, L.P. ..............        2,382            *                 2,382
Michelle E. Adams(5)............................           62            *                    62
Jennifer Barnicle(5)............................           93            *                    93
Michael D. Haag(5)..............................          109            *                   109
Patricia Harper(5)..............................          156            *                   156
Ernest Indresano, Jr.(5)........................          234            *                   234
Robert W. Kilbride(5)...........................           15            *                    15
Latrisha N. McKenzie(5).........................            7            *                     7
Eric L. Solomon(5)..............................           62            *                    62
Peter L. Zuiker(5)..............................          625            *                   625
David Fellows(5)................................        2,502            *                 2,502
Bruce Sachs(6)..................................        4,378            *                 4,378
Robert Eisenberg(5).............................          625            *                   625
Sangam Pant(5)..................................          625            *                   625
Lou Steinberg(5)................................          625            *                   625
Stephen Van Beaver(5)...........................        1,251            *                 1,251
Cheng Wu(5).....................................          625            *                   625
Shawn Alexander(5)..............................          437            *                   437
James P. Masciarelli(5).........................          156            *                   156
Peter Sevcik(5).................................          625            *                   625
Robert C. Smith(5)..............................        3,167            *                 3,167
Tom McCormack...................................          305            *                   305
                                                      =======             ===            =======
          TOTAL.................................      760,445                            760,445

---------------
 *  Represents beneficial ownership of less than 1%.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Cisco's outstanding shares of common stock.

(2) Subsequent to the date of this prospectus, the shares held by Charles River Partnership VII may be distributed to Richard M. Burnes, Jr., Knightsbridge Integrated Holdings II Partnership, Donald W. Feddersen, Knightsbridge Associated Investors IX Limited Partnership, Michael J. Zak, Stephen E. Coit, Leeway & Co., Neises Family Limited Partnership, Lowell Retirement System, David T. Neises, Lombard Partnership, Mark M. Neises, Mellon Bank, Trustee for Bell Atlantic Master Trust, Ellyn T. Neises, Amoco Corporation Master Trust for Employee Pension Plans, Mellon Bank N.A. as Trustee of Northeast Utilities Service, Boston Safe Deposit and Trust Company, Agent for Mellon Bank, N.A. Trustee for the ALCOA Master Trust, The Minnesota Mutual Life Insurance Company, Nina E. Swift Trust 1991, BP America, Inc. Retirement Trust, Plymouth County Retirement Association, Bristol County Retirement Board, Raybank, Ltd., CTC Partners, S.C. Johnson & Son, Inc. Retirement Plan Trust, Cambridge Retirement Board, Smith Family Limited Partnership, Richard Crawford, Ssangyong Cement (Singapore) Ltd., East River Limited Partnership, Tan Cheng Gay, EDB Ventures 2 PTE LTD, University of Rochester, Carmena Ltd Partnership, Cambridge Holding, N.V., Robert Badavas, University of Notre Dame du Lac, R. Stephen Cheheyl, Vulcan Materials Company, Robert Davoli, Worcester Polytechnic Institute, Gururaj Deshpande, Ted R. Dintersmith, Gregor Ferguson, Gordon M. Burnes, Alain Hanover, Sarah
    S. Burnes, C. Richard Harrison, Ethan M. Burnes, John Robert Held Trust, Kimberly A. Watkins, Mitchell Kertzman, Brett A. Feddersen, Yoseph Linde, John R. Feddersen, Eileen McDonagh, Daniel W. Feddersen, Peter Nesbeda, John
    T. Neises, Judy Fowler-Seifrt, Paul J. Conway,

    William Seifert Trust, Paul W. Finnegan, Daniel Smith, Alan L. Stanzler, David Tolwinski, Thomas A. Hickey, III, Steven Walske, Charles J. Johnson, n.v. Gewestelijke Investeringstmaatsdhappij Voor Vlaanderen (GIMV), Joseph
    C. Hutcheson, II, William V. Sopp, HCF Partners, Vita A. Spakevicius and/or Peter J. Sevick.

(3) Subsequent to the date of this prospectus, the shares held by Matrix Partners IV, L.P. may be distributed to Timothy A. Barrows, John C. Boyle, Paul J. Ferri, W. Michael Humphreys, Andrew Marcuvitz, Andrew W. Verhalen, Berea College, The Church Pension Fund, Crossroads Constitution Limited Partnership, Trustees of Dartmouth College, Employees' Retirement Plan of Duke University, Gothic Corporation, Marco F. Hellman Trust "B", Bechtle Revocable Trust, Friedrich Bechtle, Horsley Bridge Fund III, L.P., HB-PGGM Fund I, L.P., The Andrew W. Melton Foundation, Massachusetts Institute of Technology, Massachusetts Institute of Technology Retirement Plan, Meridian International Investments Limited, Phemus Corporation, Regents of the University of Michigan, Kale & Co. A/C JD 85, Brinson Trust Company as Trustee of the Brinson MAP Venture Capital Fund III, Morgan Stanley Trust Company as Custodian to the Brinson Venture Partnership Fund III, L.P., State Street Bank & Trust Company as Custodian for Electronic Data Systems Corporation Retirement Plan and Trust, Evangelical Lutheran Church in America Board of Pensions, Bankers Trust Company as Custodian for New Mexico State Investment Council, Boston Safe Deposit & Trust Company as Trustee for SBC Master Pension Trust, State Universities Retirement System and/or Virginia Retirement System.

(4) Subsequent to the date of this prospectus, the shares held by Matrix IV Entrepreneurs Fund L.P. may be distributed to certain of its limited and/or general partners who may sell shares pursuant to this prospectus.

(5) All of such shares are subject to a fully vested option granted pursuant to the American Internet Corporation Third Amended Stock Option Plan.

(6) All of such shares are subject to three fully vested options granted pursuant to the American Internet Corporation Third Amended Stock Option Plan, exercisable for 1,251, 625 and 2,502 shares, respectively.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for Cisco by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheets as of July 25, 1998 and July 26, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 25, 1998 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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

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We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
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
Where You Can Find More Information...   2
The Company...........................   3
Plan of Distribution..................   3
Selling Shareholders..................   5
Legal Matters.........................   7
Experts...............................   7

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                              CISCO SYSTEMS, INC.
                                 760,445 SHARES
                                OF COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                               November 20, 1998
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